Exhibit 3.14

CERTIFICATE OF FORMATION

OF

NVT, LLC

1. The name of the limited liability company is NVT, LLC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. (Insert any other matters the members determine to include herein. For instance, this Certificate may be made effective on a date or time later than that of filing. If a later effective date is desirable, set forth as an additional item: “This Certificate of formation shall be effective on _____________________.”)

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of NVT, LLC this 22nd day of November, 2005.

/s/ Claire Broido
Claire Broido Authorized Person